CORPORATE ACCESS NUMBER: 206770729

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

[PRINTLUX.COM](#) INC.
AMENDED ITS ARTICLES ON 2001/08/23.



CORPORATE ACCESS NUMBER: 206770729

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

CORNICHE CAPITAL INC.
AMENDED ITS ARTICLES ON 2000/07/25.







CORPORATE ACCESS NUMBER

20677072

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

CORNICHE CAPITAL INC.

AMENDED ITS ARTICLES ON OCTOBER 9, 1997.

REGISTRIES
GOVERNMENT OF ALBERTA
FORTIS ET LIBER

Registrar of Corporations

REG 3066 (96/01)

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

CORNICHE CAPITAL INC.

AMENDED ITS ARTICLES ON JULY 9, 1996.



_____

Registrar of Corporations





CORPORATE ACCESS NUMBER

20677072

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

677072 ALBERTA LTD.

CHANGED ITS NAME TO **CORNICHE CAPITAL INC.** ON JUNE 27, 1996.

REGISTRIES
FORTIS ET LIBER
GOVERNMENT OF ALBERTA

Registrar of Corporations

REG 3066 (96/01)





CORPORATE ACCESS NUMBER

20677072

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
INCORPORATION

677072 ALBERTA LTD.

WAS INCORPORATED IN ALBERTA ON DECEMBER 4, 1995

Registrar of Corporations

REG 3066 (95/09)